Mail Stop 6010

November 30, 2006

Steven R. Carlson
Chief Executive Officer
Obagi Medical Products, Inc.
310 Golden Shore
Long Beach, CA 90802

>   **Re: Obagi Medical Products, Inc.**
>   **Registration Statement on Form S-1, Amendment 3**
>   **Filed November 29, 2006**
>   **File No. 333-137272**

Dear Mr. Carlson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

We may be sued by Austin McNamara . . . , page 24

1. We note the trusts allege that you breached the agreement because "the form of note [you] tendered did not comply with the terms of the Investor's Rights Agreement." We also note that you "believe that the form of note complied with the terms of the Investor's Rights Agreement." Please explain why you think the form of note conforms as well as the basis for Mr. McNamara's assertion that it

does not. Also, please state whether the valuation and the amount of payment are in dispute at this point.

Use of Proceeds, page 33

2. We note you are required to repay approximately $35.0 million of indebtedness with the offering proceeds, and you "intend to use the remainder of such net proceeds for general corporate purposes, including funding working capital, the possible expansion of [your] research and development efforts, the possible development of [your] manufacturing capabilities and potential acquisitions of products or businesses." We note the additional disclosure that you "cannot specify with certainty all of the particular uses for the net proceeds." Please state an approximate dollar amount to be used for each purpose, based on the company's current plans.

Obagi Professional-C, page 81

3. We note "Professional-C contains the most therapeutic and stable topical form of Vitamin C, L-ascorbic acid." Please delete this statement from your filing. Since the Professional-C products are cosmetics, it appears that claims regarding the products' therapeutic benefits should not be in the filing.

Report of independent registered public accounting firm, page F-2

4. Please remove the prelude to the report regarding the stock split prior to going effective and provide an updated consent from your auditors.

Exhibit 5.1: Legal Opinion

5. We note the opinion covers "the General Corporation Law of the State of Delaware." Please confirm to us that this reference and limitation to "the General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ibolya Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Mark B. Weeks, Esq.
        Kevin T. Collins, Esq.
        Lora D. Blum, Esq.
        Heller Ehrman LLP
        275 Middlefield Road
        Menlo Park, California 94025